EXHIBIT 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (Form F-10 No. 333-156055), and to the use in this Annual Report (Form 40-F) of Central GoldTrust for the year ended December 31, 2008, of our reports dated February 9, 2009, with respect to the financial statements of Central GoldTrust and the effectiveness of internal control over financial reporting of Central GoldTrust.

/s/ Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 9, 2009